Exhibit 4.1

                           PSEG Energy Holdings L.L.C.

Description of Membership Interest

The material terms of PSEG Energy Holdings' L.L.C. membership interest are set forth below. The Limited Liability Company Agreement dated as of October 2, 2002 (the "LLC Agreement") should be reviewed in its entirety for a complete discussion of the membership interest.

CAPITAL CONTRIBUTIONS: The Initial Member was deemed admitted as of the date of the formation of the Company and was obligated to make the capital contribution provided for in the LLC Agreement. The Initial Member is Public Service Enterprise Group Incorporated.

ADDITIONAL CAPITAL CONTRIBUTIONS: The Initial Member is not required to make additional capital contributions. The Initial Member, upon its written consent, may make additional capital contributions.

VOTING RIGHTS: All voting rights are conferred on the Initial Member.

ALLOCATION OF PROFITS AND LOSSES: Profits and losses are allocated to the Initial Member.

DISTRIBUTIONS: Distributions to the Initial Member shall be made at the time and in aggregate amounts determined by the Board of Managers.

ADMISSION OF ADDITIONAL MEMBERS: One or more additional members may be admitted upon the written consent of the Initial Member.

AMENDMENT: Amendments to the LLC Agreement may be made exclusively by the Board of Managers.

ADDITIONAL CLASSES OF SECURITIES: The Board of Managers has the ability to establish additional classes of securities.

OTHER PROVISIONS: There are no provisions with respect to conversion, sinking fund requirements, redemption, classification of the board of managers, pre-emption rights, restrictions on alienability, or discrimination against any holder of a substantial amount of securities.